
ABC FINTECH
Commercial Real Estate...Disrupted

INVEST IN **ABC FINTECH**

Fractionalizing commercial real estate with blockchain tech to create liquidity

LEAD INVESTOR



Michael Gunderson Attorney, Realtor, Investor

ABC Fintech is the real deal. This company has demonstrated a strong foundation and actual real world acquisitions that have set a tone for the coming years. After 16 years in traditional Real Estate investment and deal flow, I was looking for something that had a foothold in emerging technologies. I found that with ABC. This isn't just a paper concept, it's a going concern that has nowhere to travel but up, in my estimate. The fact that the barrier to entry is accessible for the masses just makes the concept that more attractive to me.

Invested $10,000 this round & $10,000 previously

Learn about Lead Investors

abctokens.com Chicago IL

Technology | Cryptocurrency | Real Estate | Finance | Fin Tech

Highlights

1. First Tokenized Real Estate Portfolio 🏢
2. In 2021: Closed $3,000,000 of Commercial Real Estate 💪🏻
3. Goal for 2022: Close $50,000,000 of Commercial Real Estate 🤑
4. Revenue is generated from asset management fees based on real estate portfolio value 💰
5. Providing real estate investors liquidity through secondary market trading of ABC Tokens 📈
6. Stellar Team with a Combined 300 Years of Experience 👔
7. Think of ABC as the "Gold Standard" in Asset-Backed Crypto 🏆

Our Team



Matthew Andelman CEO & Co-Founder

Almost 20 years of experience in real estate development, brokerage and property management in the residential and commercial real estate sectors. Deep passion for blockchain/ cryptocurrency. 2x founder prior to ABC.

> My goal has always been to democratize commercial real estate investing and empower financial wellbeing for everyone. ABC is changing the game, giving investors access to quality commercial real estate investments, plus the liquidity to exit anytime!



Doug McCright President & Co-Founder



Harvard MBA and C-Office veteran of five high-growth capital & infrastructure intensive business start-ups, including one in which as the 1st employee and CEO, I grew the company from start-up to $240 million in sales and 950 employees in 3 years.



Alex Wells Chief Marketing Officer

Director of Marketing at a marketing agency helping them achieve Inc. 5000 fastest-growing companies for 6 1/2 years straight. Managed 45+ marketing experts responsible to help achieve growth. Background in marketing, business operations, and more.

Commercial Real Estate...Disrupted


ABC FINTECH
OUR MISSION
To democratize commercial real estate investing while providing unprecedented liquidity.

Tired of Bitcoin's high volatility?

Concerned about rising inflation?

Looking for alternative assets to diversify your portfolio?

Want to invest in commercial real estate but don't have the connections or capital?

We Created ABC Tokens to Solve These Problems

ABC stands for "Asset-Backed Crypto".

ABC Tokens are digital securities, regulated by the U.S. SEC and backed by physical commercial real estate assets, reducing risk and volatility typical of most cryptocurrencies.

Utilizing an institutional grade blockchain protocol, our disruptive business model delivers an asset-backed security token which represents a fractional interest in our selective commercial real estate investment portfolio.

ABC FinTech is the operating company, handling all the operations and execution of the ABC Platform as well as building out the legal framework, technology stack and marketing and fundraising campaigns.

ABC FinTech generates revenue by receiving a management services fee for the ongoing operation of the ABC Platform, as well as an additional fee for the primary sale of ABC Tokens.

Commercial Real Estate Investing? Easy as... A B C!

Our mission is to democratize commercial real estate investing, making it simple and accessible for all investors.

We developed and deployed a commercial real estate investment platform, lowering the barriers to entry, while providing retail and institutional investors unprecedented liquidity and a seamless experience.

We've merged the desired characteristics of commercial real estate investment – i.e., wealth generation, inflation protection, tax benefits, the ability to leverage your investment, with the benefits of blockchain security tokens – i.e., security, transparency, cost efficiencies, worldwide distribution, liquidity (person-to-person & business-to-business trading, secondary exchanges) and immediate transfers of ownership.


ABC FINTECH
THE PROBLEM WITH TRADITIONAL COMMERCIAL REAL ESTATE INVESTING...
• Notoriously Illiquid


• Plagued with Inefficiencies
• Significant Capital Investment
• Only Available to Those with Connections
ABC FinTech Solves this Through
Digitized Securities


ABC FINTECH
OUR SOLUTION:
ABC TOKENS
(ASSET-BACKED CRYPTO)

Why ABC?

Democratization

It's widely known that 90% of millionaires in the world have made their money investing in real estate. However, investing in commercial real estate has historically been exclusive and reserved for those with substantial net worth and connections.

By adopting blockchain technology, ABC made quality commercial real estate investments accessible for investors at all levels. Our goal is to become the preferred investment platform for retail investors who seek access to a broader suite of commercial real estate investment opportunities that are typically only available to high-net-worth individuals, private equity or institutional investors.

Liquidity

Commercial real estate has been notoriously illiquid. ABC Tokens will be listed on multiple secondary exchanges, providing ABC Tokens investors with a quick and easy way to divest at market value.

and easy way to divest at market value.

Economic Hedge

With significant concern over surging inflation, currently at a 40-year record high, people are looking for a solution. Real estate and cryptocurrency are usually the best hedges against inflation. ABC has married commercial real estate with cryptocurrency, helping retail and institutional investors combat inflation.

Crypto Safe Haven

Cryptocurrency investors often experience gut-wrenching volatility, watching wild swings in value these past few months. The fundamental problem- most cryptocurrencies are not backed by any hard assets, making them skeptical investments and speculative assets.

With ABC Tokens, cryptocurrency investors can invest with confidence, knowing the floor value of ABC Tokens should NEVER be less than the equity in the real estate portfolio divided by the number of ABC Tokens in circulation. Finally a cryptocurrency backed by tangible assets, creating real value for cryptocurrency holders!

> ***ABC Token Value = (Net Asset Value of Real Estate + Cash) divided by Number of ABC Tokens in Circulation***

You might wonder- fractional real estate ownership through tokenization is not new. What's the unique differentiation?

Most fractional ownership solutions are tokenizing single assets, creating challenges in liquidity and financing. To exit, investors must find a buyer who wants that particular asset. ABC Tokens represent fractional ownership in the entire portfolio, rather than individual assets, maximizing liquidity for ABC token-holders. Once ABC Tokens are listed on exchanges, there will be 10,000+ token-holders and millions of ABC Tokens in circulation.

Key benefit?

> ***Better Trading Volume and Price Discovery = Unprecedented Liquidity!***

Liquidity is paramount to our value proposition and a significant differentiator.


ABC FINTECH
INVEST WITH
CONFIDENCE

Golden Opportunity to Disrupt the Market and Bring Value to Key Segments

Asset tokenization is an area of explosive growth for the blockchain industry. According to a recent study ". . . even if just 0.5% of the total global property market were to be tokenized in the next five years, it would be on track to become a $1.4 trillion market. In other words, even if only a small portion of traditional real estate were to be digitalized, investors would still tap into a significant investment pool."

Our opportunity is timely due to the increasing adoption of blockchain. In addition, the current challenges faced in commercial real estate markets due to the pandemic will provide an opportunity for ABC to capitalize on a downturn, acquiring properties at a discounted price.

We believe our investment platform is uniquely positioned to attract several segments of the market:

1. For millions of individuals with a desire to invest in commercial real estate but lack access to quality deals or financial resources. The average investor needs diversification and seeks liquidity in an asset class that has historically been illiquid.

2. For crypto enthusiasts, ABC provides stability by offering a security token that is truly backed by hard assets (our commercial real estate portfolio).

3. For institutional investors, we believe our points of differentiation will bring significant investment, as some institutions diversify their portfolios into crypto. ABC provides institutional investors with a stable alternative to Bitcoin and Ether, making ABC Tokens more attractive to their investment committees.

4. For existing commercial real estate owners, ABC provides an element of liquidity. Owners can maintain control of their properties while also enjoying the added benefit of liquidity and diversification.


ABC FINTECH
$3M OF COMMERCIAL
REAL ESTATE CLOSED IN 2021
$50M OF NEW
DEALS IN PIPELINE

Building a Well-balanced Commercial Real Estate Portfolio to Reduce Risk and Maximize Returns

We firmly believe diversification reduces risk.

The value of ABC Tokens is underpinned by the Net Asset Value of the real estate portfolio. Our portfolio is diversified across major asset classes (e.g. multi-family, industrial, office, retail and hospitality) and alternative sectors (e.g. data centers), giving our token-holders diversification and thereby helping to manage risk. Our extensive network of commercial real estate advisors, specializing in deal sourcing and underwriting, helps ABC achieve targeted returns for investors.


REAL ESTATE
PORTFOLIO VALUE
ABC FINTECH


USD MILLIONS
$ 6,000
$ 4,000
$ 2,000
$ 0
'22
'23
'24
'25
'26
'27
YEAR

Forward-looking projections are not guaranteed.


ABC FINTECH
ASSET UNDER MANAGEMENT FEES
USD THOUSANDS
$ 100,000
$ 75,000
$ 50,000
$ 25,000
$ 0
'22
'23
'24
'25
'26
'27
YEAR

Forward-looking projections are not guaranteed.

Effective Marketing Strategies to Reach Investors Globally

Our Chief Marketing Officer has strong domain expertise in digital marketing, branding, social media and podcasts. Our investor base has grown significantly since launching several international marketing campaigns late last year.

Strong Social Media Presence

We've built out our social media channels. Several graphic designers, copywriters and video producers are working on different forms of content (e.g. videos, podcasts, and webinars) to build hype and credibility on social networks.

podcasts, and webinars) to build hype and credibility on social networks.

Aggressive Digital Marketing & PR Push

Recently our launch was published across hundreds of news outlets globally. We have made tremendous progress on SEO and are buying paid ads on Google, LinkedIn, and Facebook.

Superior Marketing Analytics Capabilities

With strong expertise in CRM & Analytics, we have adopted tools to optimize the ROI of our marketing spend. We're also analyzing our sales funnel, driving traffic to our website and converting visitors to ABC Token investors.


ABC FINTECH
MARKETING PLAN
Global Fundraising Campaigns
Angel Investment
LinkedIn
crunchbase
WEFUNDER
Aggressive Social Media Push
Digital Marketing Efforts
Google Ads
facebook Ads
LinkedIn Ads
Strategic Partnership
GENESIS BLOCK
ALTO
SVN
Powered by CRM & Analytics Tools
Google Analytics
HubSpot
mailchimp
crazyegg


ABC FINTECH
ABC TOKENS IN THE PRESS
ABC FinTech is Now on Wefunder, the Crowdfunding Giant
Fidelity
ABC Tokens Launches Capital Raise and Gives International Investors Access to U.S. Commercial Real Estate
INVEST IN ABC FINTECH
Fractionalizing commercial real estate with blockchain tech to create liquidity

We Have Built a Clear Roadmap for Growth and Success

We've spent the last couple of years researching securities law, developing technology, and assembling a team of leading commercial real estate experts. The core technologies have been implemented and the ABC Platform went LIVE in Q3 2021. Check it out: www.abctokens.com.

In Q4 2021, ABC sold security tokens to friends and family, closing on $3,000,000 of commercial real estate to validate the concept.

Now, with over $50,000,000 in the real estate pipeline, ABC is rapidly scaling to meet investor demand.

The goals we aim to accomplish in the next few years:

- 2022: 5M+ ABC Tokens in circulation and $150M deployed into U.S. commercial real estate, offering ABC tokens to all investor types, from retail to institutional.
- 2023: ABC Tokens are listed on secondary market exchanges with 10M+ tokens minted, sold and issued.
- 2024: ABC's commercial real estate portfolio surpasses a $1B valuation
- 2025: ABC Tokens are officially labeled as the "Gold Standard" in Asset-Backed Crypto

We are confident in our ability to create value while scaling. We anticipate it will take ABC approximately 10 years to deploy 100M ABC Tokens which should result in a commercial real estate portfolio in excess of $15B.



ABC FINTECH
ROAD MAP
Q3 2020
JUST AN IDEA
Company inception
Q3 2020
ABC FINTECH
ABC FinTech LLC is Established
Engaged with Genesis Block
Q1 2021
ABC TOKENS
ABC Tokens LLC is Established
Augusta Blvd Under Contract
Q2 2021
AUGUSTA BLVD
1st ABC Tokens Sold
Augusta Blvd Closed
Q3 2021
ROSCOE ST
1st ABC Tokens Minted & Issued
Roscoe Street Closed


Under Contract
Four Executive Officers Join ABC


ABC FINTECH
ROAD MAP
Q4 2021
2022
2023
2024
2025
REG S & REG CF OFFERINGS
Raise Working Capital for ABC FinTech
Expand Token-Holders to 3,000+
REG D 506(C)
Accredited & Institutional Investors
5M+ Tokens in Circulation & $150M Deployed into CRE
REG A+ TIER 2
ABC Tokens are Listed on Secondary Market Exchanges
10M+ Tokens Minted, Sold and Issued
A FORCE
ABC Tokens' Commercial Real Estate Portfolio Surpasses a $1B Valuation
ABC TOKENS
ABC Tokens are officially Labeled the "Gold Standard In Asset-Backed Cryptocurrency"

Forward-looking projections are not guaranteed.


ABC FINTECH
THANK YOU
CONTACT US